EXHIBIT B


March 19, 2003

Board of Directors
Elsinore Corporation
202 Fremont Street
Las Vegas, Nevada 89101

Dear Directors:

          Wilson Associates, an independent corporate valuation firm, has been retained by Elsinore Corporation ("Elsinore" or the "Company") to determine whether the $20,500,000 cash purchase of the Four Queens Hotel and Casino by TLC Casino Enterprises, Inc. ("TLC") is fair and reasonable from a financial point of view to the shareholders of Elsinore.

          In arriving at its opinion, Wilson Associates:

- Reviewed drafts of the stock purchase agreement and the Disclosure Schedule to the stock purchase agreement

-         Reviewed  certain  publicly  available   information   concerning  the
          business and Elsinore

-         Considered   other   information,    financial   studies,    analyses,
          investigations and financial, economic and market criteria that Wilson Associates deemed relevant

- Did a five-year discounted cash flow analysis on Elsinore, which confirms that the $20,500,000 purchase price is fair and reasonable

For purposes of this opinion, we have also performed the reviews summarized as follows:

1. Reviewed the unaudited consolidated financial statements for Elsinore for December 31, 2001 and December 31, 2002.

2.        Reviewed Form 10-K for the year ended December 31, 2002.

3. Reviewed an Offering Circular prepared by Kennedy-Wilson International on Elsinore.

4. Reviewed Four Queens' annual budget for the year ending December 31, 2003.

5. Reviewed relevant documents and materials of Elsinore and Four Queens for the purposes of understanding the business, operations and market position of Four Queens.

6.        Performed  a physical  visit to Four  Queens and  Elsinore on March 6,
          2002.

7. Had discussions with relevant key employees of Elsinore and Four Queens for the purpose of understanding Four Queens and the purchase price being paid.

8. Analyzed financial data and market prices of other companies similar to Four Queens and Elsinore for comparison purposes.

9. Reviewed such other financial data and did analysis and took into account such other matters as we deemed necessary, including our assessment of general economic market and monetary conditions.

          Wilson Associates has acted as a financial advisor to Elsinore in connection with the proposed transaction and will receive a fee for its services. The amount of Wilson Associates' fee is not dependent on any implied value of Elsinore to be derived from this valuation opinion. Wilson Associates received this assignment as a result of having performed prior services for Elsinore Corporation, having completed such assignments in 1998 and 2002. Wilson Associates' qualifications to prepare this valuation opinion as attached at the end of this letter.

          On the basis of and subject to the foregoing, we are of the opinion that the aggregate consideration payable to Elsinore Corporation by TLC in connection with the proposed Equity Sale is fair and reasonable, from a financial point of view, to the shareholders of Elsinore. We hereby consent to the filing of this opinion in the documents filed with any agency and the reference to us and this opinion in any public or private documents. This opinion letter may be made available to the stockholders of Elsinore.

Very truly yours,

WILSON ASSOCIATES


/s/ J. Wilson, Jr.
John C. Wilson, Jr., CPA
President

JCW:ew